

June 12, 2014

Via E-mail
W. Greg Dunlevy
Chief Financial Officer and Executive Vice President
Kosmos Energy Ltd.
Clarendon House
2 Church Street
Hamilton, Bermuda HM 11

> **Re:** **Kosmos Energy Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 24, 2014**
> **Form 10-Q for the Quarterly Period Ended March 31, 2014**
> **Filed on May 5, 2014**
> **File No. 001-35167**

Dear Mr. Dunlevy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Business, page 8

Operations by Geographic Area, page 10

Our Ghanaian Discoveries, page 12

1. The disclosure in footnote 8 on page 11 states "We submitted the Jubilee Full Field Development Plan ("JFFDP") to Ghana's Minister of Energy in December 2012 and subsequently withdrew based on discussions with the government of Ghana. A PoD

providing for development of the next phase within the Jubilee Field is expected to be submitted during 2014, although we can give no assurance that such approvals will be forthcoming in a timely manner or at all." Please tell us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2013 are subject to approval under the Jubilee Full Field Development Plan.

Summary of Oil and Gas Reserves, page 20

2.   We note your disclosure makes reference to "oil, condensate, NGLS" in the tabular presentation of the net proved reserves for each of the years ending 2011, 2012 and 2013. The staff considers natural gas liquids (NGLs) to be a separate product type under Item 1202(a)(4) of Regulation S-K; therefore, NGL reserves, if material, should be presented as separate quantities for disclosure under Items 1202(a)(2) and 1204 of Regulation S-K. Please tell us the extent to which your proved reserves and production for each of the periods disclosed include natural gas liquids (NGLs).

3.   Please tell us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2013 will not be developed within five years since your initial disclosure of these reserves. Also, please clarify your disclosure in this regard and if applicable provide an explanation for the specific circumstances for any material amounts of proved undeveloped reserves that will remain undeveloped for five years or more after their initial disclosure. Please refer to Item 1203(d) of Regulation S-K and question 131.03 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, for additional guidance. You may find the C&DIs on our website at the following address:

                http://www.sec.gov/divisions/corpfin/guidance/oilandgasinterp.htm

Drilling Activity, page 26

4.   We note the disclosure of your drilling activity for each of the last three fiscal years in accordance with the requirements in Item 1205 of Regulation S-K; however, it does not appear that your disclosure also fulfills the requirements pursuant to Item 1208(a) of Regulation S-K. Please revise or otherwise expand your disclosure to present the total gross and net productive wells expressed separately for oil and gas as of a reasonable current date or as of the end of the current fiscal year pursuant to the disclosure requirements under Item 1208(a) of Regulation S-K. Please refer to the definition of productive wells contained in Item 1208(c)(3) of Regulation S-K for additional guidance.

Financial Statements and Supplementary Data, page 95

Notes to Consolidated Financial Statements, page 103

Note 6. Suspended Well Costs, page 112

5.   Disclosure regarding your Mahogany, Teak-1, Teak-2 and Akasa discoveries indicates that decisions regarding commerciality for each discovery are expected to be made in 2015. However, corresponding disclosure in your 2012 10-K indicates that Mahogany was declared commercial in September 2010, and that decision regarding commerciality of the Teak-1, Teak-2 and Akasa discoveries were expected to be made in 2013. Explain to us, in reasonable detail, the reasons for the changes between years in the status and timing of the progress on these discoveries. Additionally, given the apparent delays, explain to us your basis for concluding that you are making sufficient progress to continue capitalization of these exploratory well costs. See FASB ASC paragraphs 932-360-35-18 through 932-360-35-20.

Supplemental Oil and Gas Data (Unaudited), page 132

Net Proved Developed and Undeveloped Reserves, page 132

6.   The explanation provided in footnote 4 on page 133 appears to be an aggregation of the changes attributable to two or more separate causes. Please tell us and disclose the net change in reserve quantities, on a disaggregated basis, attributable to drilling and to reservoir performance. Also tell us why you consider the changes resulting from drilling to be revisions rather than due to extensions. For additional guidance on the classification of such changes, please refer to FASB ASC paragraph 932-235-50-5.

Exhibit 99.1

7.   Please reconcile for us each the differences between the dollar amounts as of December 31, 2013 for each of the following:

  • Total undiscounted future net revenue of $2,811 million dollars disclosed in Exhibit 99.1 compared to $2,836 million dollars disclosed on page 21 and elsewhere on page 135 of Form 10-K.

  • Total net present worth discounted at 10% (PV-10) of $2,217 million dollars disclosed in Exhibit 99.1 compared to $2,237 million dollars disclosed as the PV-10 and as the standardized measure of future net cash flows on page 21 and elsewhere on page 135 of Form 10-K.

Form 10-Q for the quarter ended March 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 24

8.   We noted a significant reduction in workover costs for the quarter ended March 31, 2014 without corresponding description of the factors that lead to it. Please expand your disclosure to better describe and quantify underlying material activities that contributed to the decrease in the workover costs. Refer to Item 303(b)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat at (202) 551-3326 or me at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3704, with questions about engineering comments.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant